TITAN INTERNATIONAL, INC.

Faxed and Overnight

April 9, 2010

Mr. Rufus Decker
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4631
Washington, D.C.   20549

RE:          Titan International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and
September 30, 2009
Definitive Proxy Statement on Schedule 14A filed March 30, 2009

Dear Mr. Decker:

We are responding to your comment letter dated March 26, 2010 which relates to Titan’s March 19, 2010 response to your earlier comment letter.

In light of the Staff’s comments, and without admitting or denying that our license agreement with Goodyear or our supply agreement with John Deere constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K, we are willing to file those contracts as exhibits with our next Form 10-Q filing.  We will file a contemporaneous application for confidential treatment and redact confidential information from the filed versions of the contracts to the extent we determine that confidential treatment is consistent with the principles outlined in Staff Legal Bulletin 1A.

Please do not hesitate to contact me at 217-221-4484 if you have any questions concerning the foregoing responses.

Very truly yours,

    /s/ CHERI T. HOLLEY

Cheri T. Holley
Vice President, Secretary and
General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301